SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On February 22, 2026, in binding arbitration, the arbitrator issued a final award in favor of BioLineRx Ltd. (the “Company”), denying all claims asserted against it by Biokine Therapeutics Ltd. (“Biokine”) and awarding the Company expenses, including legal fees. As previously disclosed, in June 2024, Biokine filed a complaint against the Company alleging breach of contract and the purported failure to make certain payments to Biokine under the Company’s in-licensing agreement with Biokine for motixafortide. The complaint, as subsequently amended, sought damages of approximately $7.2 million and declaratory judgment in favor of Biokine.

This Report on Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: February 23, 2026